Exhibit 99.1

PRESS RELEASE

CHC Helicopter Corporation T 604.276.7500 F 604.279.8341 www.chc.ca
CHC awarded new contracts

Thursday, October 13, 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today confirmation of new contracts and renewals for the CHC Global Operating division, as follows:

1. A multi-year contract renewal for the provision of Sikorsky S-61 helicopter transportation services in support of the Sable Offshore Energy Project off the coast of Nova Scotia, Canada. Contract commences immediately.
2. A five-year contract renewal (plus a one-year option), with Petronas for the provision of S-76C+ helicopter and fixed wing transportation services in support of onshore and offshore operations in Southeast Asia. The contract was signed in September 2005.
3. A new four-year contract for the lease of two Bell 412 aircraft to Vectra Limited in support of its offshore helicopter operations in India. Contract commenced September 2005.
4. A one-year contract extension by ENI Iran for the provision of two Eurocopter Dauphin N2 helicopters to replace existing aircraft on contract. Contract commences November 2005.
5. A new two-year contract (plus a one-year option) with Cairn Energy Sangu Field Limited for the provision of S76A++ helicopter transportation services in support of onshore and offshore operations in Bangladesh. Contract commences in early 2006.

Total anticipated value of the above contracts is approximately $23 million per annum, including approximately $8 million in incremental revenue.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Chris Flanagan,
And Chief Financial Officer	Director of Communications
604-276-2494	604-279-2493/778-999-3705

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